RepliCel™
Using Cells for Healing

NEWS RELEASE

RepliCel Life Sciences Retains Dermatology Sales and Marketing Executive to Guide the Global Commercial Strategy for its Automated Dermal Injector

Management strengthens its commitment to a successful upcoming market launch of RepliCel's dermal injector and consumables product line by addition of Damien King

VANCOUVER, BC, CANADA – August 29, 2019 – RepliCel Life Sciences Inc. (OTCQB: REPCF) (TSXV: RP) (FRA:P6P2) ("RepliCel" or the "Company"), a company developing next-generation technologies in aesthetics and orthopedics, announces it has retained the services of Damien King, an aesthetic dermatology product specialist and former executive in several top-tier companies, to help build out the global commercial strategy for the Company's automated dermal injector, RCI-02, and related consumables (the "RCI-02 Product Line"). RepliCel's RCI-02 Product Line is expected to market launch next year in Europe and Hong Kong after receiving CE marketing approval in the first half of 2020.

Mr. King has more than 20 years of in-depth experience in the sales and marketing of pharmaceutical, biologic, and medical device products for some of the world's largest life science companies. Most recently he was a Director of Sales and Franchise Development for Merz Pharmaceuticals with past experience including roles with Allergan, Purdue and Eli Lilly. Mr. King holds a Bachelor of Science and a Master of Business Administration from Cornell University. He currently sits on the Board of Directors for Aequus Pharmaceuticals and has recently launched Avari Medical to distribute emerging and innovative products in the aesthetic and dermatology sector to select markets.

"Bringing Damien King on board along with his extensive consulting network of leading dermatology experts in clinical affairs, regulatory compliance, sales and marketing, and business analysis," stated RepliCel President & CEO, R. Lee Buckler, "is a perfect complement to our existing team of experts including our Chief Medical Officer and practicing medical dermatologist, Dr. Rolf Hoffmann, our Head of Clinical and Regulatory Affairs, Dr. Petra Goessens-Rueck, and our medical device engineering partner, the Agency for Medical Innovations."

"With the anticipated marketing approval of the products in RepliCel's RCI-02 Product Line in the first half of next year, RepliCel management is currently heavily engaged in developing its global commercial strategy. Mr. King and team have been retained to provide critical insights and advice on all aspects of the business modelling and its execution including the targeted clinical applications, pricing, marketing, key opinion leader engagement, and sales and distribution," Buckler summarized.

<u>About the RCI-02 Product Line</u>

RepliCel's RCI-02 injector was designed with input from dermatologists, industrial designers, and electronic and medical device engineers to improve the delivery of a variety of injectables in a controlled, precise manner, removing the risks and uncertainties of injection outcomes currently resulting from manually operated, single-needle syringes.

The RCI-02 Product Line is now in the final stages of development with final prototypes expected within the next few weeks after which the Company will transition to product manufacture, testing, and regulatory marketing approval. Upon successful delivery and assessment of the final device prototypes, a first production run of commercial-grade units of the RCI-02 injector and related consumables will be manufactured later this year to be used for both functional testing and clinical safety evaluation.

RCI-02 dermal injector is the world's first motorized injection device with programmable depth and volume, a built-in Peltier element for pre-injection numbing of the skin and interchangeable needle head configurations. It is designed to deliver a variety of injectable substances, including cells, dermal fillers, drugs or biologics intradermally (dermis) and subcutaneously (fat) via an array of needle configurations, starting with a 16-needle configuration (4×4) on one head. This needle head will be used to perform a variety of procedures, increase surface area coverage and speed-up procedure times.

RCI-02 automates and simplifies the injection process. Equipped with a touch screen on its accompanying docking station, the device's programmability allows for the delivery of precise quantities of material, at specific depths, through fine-gauge needles, on a single plain or trailing through multi-plains, as the needle retracts through the skin.

Overall benefits of this next-generation dermal injector technology are anticipated to include improved handling, reduction or elimination of the need for pre-injection local anesthetic, quicker procedure times, improved patient experience, and a significant expansion of the areas that can be addressed with dermal fillers due to the ability to conduct broad, shallow and evenly-dispersed injections.

The Company anticipates marketing approval to launch sales of the initial RCI-02 Product Line next year. Management is committed to being fully prepared for market launch in Europe and Hong Kong in 2020 as it continues to plan for further product line innovation and pursue marketing approvals in the United States, Asia, and other key global markets.

About RepliCel Life Sciences
RepliCel is a regenerative medicine company focused on developing cell therapies for aesthetic and orthopedic conditions affecting what the Company believes is approximately one in three people in industrialized nations, including aging/sun-damaged skin, pattern baldness, and chronic tendon degeneration. These conditions, often associated with aging, are caused by a deficit of healthy cells required for normal tissue healing and function. The Company's product pipeline is comprised of RCT-01 for tendon repair, RCS-01 for skin rejuvenation, and RCH-01 for hair restoration. RCH-01 is currently being co-developed with, and under exclusive license by, Shiseido for certain Asian countries. All product candidates are based on RepliCel's innovative technology, utilizing cell populations isolated from a patient's healthy hair follicles. RepliCel has also developed a proprietary injection device, RCI-02, optimized for the administration of its



products and licensable for use with other dermatology applications. Please visit www.replicel.com for additional information.

For more information, please contact:
Lee Buckler, CEO and President
604-248-8693
info@replicel.com

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